

October 31, 2014

Via E-Mail
Yan Tang
Chief Executive Officer
Momo Technology Company Limited
20th Floor, Block B
Tower 2, Wangjing SOHO
No. 1 Futongdong Street
Chaoyang District, Beijing 100102
People's Republic of China

> **Re: Momo Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted October 20, 2014**
> **CIK No. 0001610601**

Dear Mr. Tang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated September 24, 2014.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Notes to Consolidated Financial Statements

Note 10. Ordinary Shares, page F-28

1.   Your disclosure on page F-29 indicates that as of December 31, 2012 and 2013, there were 147,000,000 ordinary shares issued and outstanding of which 94,937,500 and 58,187,500 were nonvested restricted shares, respectively. Please expand your disclosures to clarify if these nonvested restricted shares have dividend rights.

Note 13. Net Loss Per Share, page F-35

2.   Your table appears to show that you used 147,000,000 ordinary shares in your calculation of basic earnings per share for the years ended December 31, 2012 and 2013, respectively. We further note your disclosure on page F-29 that of these ordinary shares issued and outstanding, a portion are nonvested restricted shares. Please clarify. If true, provide us with the guidance that you considered to include nonvested restricted shares in your basic earnings per share calculation. Refer to FASB ASC 260.

Exhibit Index, page II-8

Exhibit 5.1

3.   It is inappropriate to limit the meaning of "non-assessable" with the language in parenthesis that you include in the first paragraph on page 3 of the opinion. Refer to Section II.B.1.a of Staff Legal Bulletin No. 19 (October 14, 2011). Please file a revised opinion that omits this limitation.

Exhibit 99.2

4.   Refer to the first paragraph on page 3 of your opinion. Please file a revised opinion that clearly identifies the portions of your registration statement containing the opinions of Han Kun Law Offices and that states that such disclosures are the opinions of Han Kun Law Offices.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP